Filed by Olin Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

On June 25, 2026, the following communications were provided to employees of Olin Corporation (“Olin”) in connection with the proposed transaction between Olin and Huntsman Corporation:

ABOUT THE MERGER

Q: Why are we merging?

At the simplest level, we’re doing this because we are combining strengths to better serve customers and create long-term growth opportunities. Mergers like this, including ours, aim to expand capabilities, improve efficiency, and strengthen market position. And while this transaction has a defined legal structure, what it really means day-to-day is combining two strong organizations to create a more resilient and value-focused company. Together, we will be able to achieve more and reach greater heights than each company could on its own.

Q: Does this mean we’re selling Winchester?

No. And we want to be very clear about that. Winchester will continue to operate as a key business within the combined company and will continue to grow its industry-leading brand and deepen its long-term relationships with sporting, law enforcement and military customers.

Q: What will the new company be called, what is its vision and will branding/signage change?

The combined company will be OlinHuntsman. Additional details on vision, branding and signage will be communicated as integration planning progresses.

Q: Why a “merger of equals” if ownership is 54.5/45.5?

This is a merger of equals because both companies are contributing significant businesses, capabilities, leadership, and governance to create a new company together. While ownership reflects the relative value of each company at signing, the combined company will be led and governed by both organizations, with representation from each on the Board and leadership team. The ownership split reflects valuation, not one company acquiring the other.

Q: The headline stated that we’re creating a North American chemicals leader. Does that mean that we’re phasing out of the rest of the world?

No. The reference to creating a North American chemicals leader reflects the strength and scale of the combined company’s North American manufacturing footprint and market position. It does not mean we are phasing out of other regions or stepping away from global customers, operations, or growth opportunities. We will continue to serve customers around the world, and our global presence will be evaluated as part of integration planning to ensure we have the right structure to support the business, our customers, and long-term growth.

Q. Other mergers have been announced by Huntsman but not completed. What are the chances that this merger will get shareholder and regulatory approval?

We understand why employees may have questions given prior transactions in the industry. This transaction has been carefully evaluated by both companies, and both Olin and Huntsman are committed to working through the required shareholder and regulatory approval processes. That said, completion of the merger remains subject to approval by shareholders, receipt of required regulatory approvals, and satisfaction of other customary closing conditions. Until those steps are complete, we cannot guarantee the outcome or timing. We will continue to operate independently and business as usual while the process moves forward, and we will share updates when there are meaningful developments.

PEOPLE, ROLES & ORGANIZATION

Q: Will there be job reductions or role changes?

We understand this is a top concern. It’s important to keep in mind that nothing changes today and we will continue to operate as usual. This transaction came together to capture opportunities for growth, which will mean opportunities for employees over time following transaction close. As is standard with transactions of this nature, some roles may change as we integrate or be eliminated where there may be overlap with Huntsman, but our goal is to minimize disruption. We’ll communicate with you in a transparent way about what any changes mean. And if anything affects you personally, you will be informed directly about the benefits you receive and you will be supported throughout the process.

We understand that uncertainty can be difficult, especially when employees are trying to make personal and professional decisions with incomplete information. While not all answers are available today, we are committed to being as transparent as possible and sharing information as soon as it is known and appropriate to discuss. In the meantime, employees are encouraged to speak with their leader or HR business partner for support and for information about compensation and benefits related to staying with Olin through transaction close and beyond.

Q: How will decisions be made about roles?

When decisions do come, they will be carefully thought through by an integration team made up of team members from both companies and overseen by a Strategic Integration Committee of the combined company’s Board of Directors. Decisions will be based on business needs, skills, capabilities, and future organizational structure. And we want you to hear this clearly: we are committed to applying consistent and fair decision-making principles.

Q: Will I need to reapply for my current role?

Please keep in mind that nothing is changing today and there is no impact on roles and responsibilities as a result of the announcement. Looking ahead to after the transaction has closed, in most cases you’ll just keep doing your job. But in some cases where roles are redesigned or consolidated, employees may be asked to express interest or apply. This wouldn’t happen for some time. If that does happen, you won’t be left guessing. Clear guidance will be provided.

Q: Will my role or responsibilities change?

Please keep in mind that nothing is changing today and there is no impact on roles and responsibilities as a result of the announcement. Over time, some roles may evolve as the new organization takes shape following transaction close. If that happens for you, we’ll handle it directly and respectfully. If your role changes you will receive advanced communication and you will be supported through training or transition where needed.

Q: Will there be new job opportunities?

Yes. Mergers can open doors through career development, cross-functional experience, and global mobility. If you have a specific interest in a new path, you don’t have to navigate it alone. Connect with your leader and HR business partner to talk through it.

Q: How large will the combined company be?

The combined organization will bring together employees from both companies. That exact size is unknown at this time, and additional details will be shared as planning progresses.

COMPENSATION, BENEFITS & PENSIONS

Q: Will my salary change?

We know this matters. There are no changes to salaries as a result of this announcement. Longer term after transaction close, compensation structures will align across the combined organization.

Q: What will happen to benefits?

There are no changes to benefits as a result of this announcement. Following transaction close and over time, benefits may evolve as we harmonize programs globally. If anything changes, you’ll have time to plan. Any changes will be communicated in advance with clear explanation and support.

Q: How will pay equity and fairness be managed?

The bottom line is that we are committed to fair and competitive compensation practices. If any adjustments are necessary, we will consider market benchmarks, role scope, and internal equity as we do today.

Q: Will I need to relocate?

Some roles may shift location depending on organizational needs following transaction close. If that applies to you, you won’t find out last-minute: if relocation is required, you will be informed early. And support (relocation assistance or alternatives) will be provided where applicable.

Q: Will we close any of our global offices?

There are no office closures planned as a result of this announcement. Clayton will remain the headquarters for Winchester Ammunition. As integration planning moves forward, the combined company will evaluate its global office footprint, functions, and ways of working to determine the best structure to support the business. Any future decisions will be made thoughtfully, based on business needs, and communicated directly to affected employees of both companies in advance.

Q: What happens to pension benefits?

Employees who have earned pension benefits will retain them. Existing vested benefits remain protected.

Q: What does HQ in Texas mean for people and functions?

The combined company will be headquartered in The Woodlands, Texas. Beyond that, no decisions have been announced regarding specific functions, locations, or relocations. Those decisions will be evaluated during the integration process which will begin in the coming months. Today, employees should assume business continues as usual, and any future changes will be communicated clearly and with appropriate support.

We understand that uncertainty can be difficult, especially when employees are trying to make personal and professional decisions with incomplete information. While not all answers are available today, we are committed to being as transparent as possible and sharing information as soon as it is known and appropriate to discuss. In the meantime, employees are encouraged to speak with their leader or HR business partner for support and for information about compensation and benefits related to staying with Olin through transaction close and beyond.

CULTURE, BUSINESS INTEGRATION & OPERATIONS

Q: What happens to Ai4OE and The Olin Way?

These aren’t going away — they’re part of who we are. At our manufacturing sites, The Olin Way remains foundational to how we operate today, and continuous improvement remains central to how we run our business. As we continue down this path and, ultimately, bring the two companies together, we will keep building on that foundation to drive even safer, more productive and more effective operations across the combined company.

Q: What happens to our SAP, ERP systems, IT platforms and compatibility?

No decisions have been announced. Systems and process integration will be evaluated during planning.

Q: Will legal entities, brands or operating structures change?

Once integration planning begins, the goal is to bring together the strengths of both organizations while maintaining business continuity. Decisions regarding overlapping activities, brands, systems, and processes will be evaluated carefully over time, with a focus on safety, serving customers, supporting employees, and creating long-term value. Updates will be shared as decisions are made and before changes are implemented.

SYNERGIES & GROWTH

Q: What do the expected synergy targets represent?

Synergy targets reflect anticipated efficiencies, savings and growth opportunities from combining capabilities, operations and support functions. This can include opportunities to reduce duplication across the combined organization, such as overlapping outsourced services, third-party vendor arrangements, systems, processes, tools and other shared support activities. Synergies are expected to include $75 million for purchasing and raw material integration, with an additional $100 million of additional raw material integration benefits starting in 2031. These opportunities will be evaluated carefully through integration planning, with a focus on creating a stronger, more efficient company while minimizing disruption where possible.

Q: Which functions may be affected by synergies?

Potential impacts will be identified through detailed integration planning and will vary by function, business need and the structure of the combined organization. As part of that work, teams will look for opportunities to operate more efficiently. No decisions have been made at this stage, and any potential changes will be evaluated carefully and communicated directly to affected teams or individuals where applicable.

Q: Will cross-functional integration teams be formed?

Yes. Teams from both organizations will support integration planning and execution.

Q: How will the new company manage overlap, brands, and system integration?

No immediate changes are being made. Once integration planning begins, the goal is to bring together the strengths of both organizations while maintaining business continuity. Decisions regarding overlapping activities, brands, systems, and processes will be evaluated carefully over time, with a focus on serving customers, supporting employees, and creating long-term value. Updates will be shared as decisions are made and before changes are implemented.

Q: Will the merger support growth investments?

The merger is intended to create a stronger company with enhanced growth opportunities and competitiveness.

SHAREHOLDERS & TRANSACTION PROCESS

Q: What does a merger of equals mean?

It reflects the intent to combine two companies to create value through a shared ownership and governance structure.

Q: What happens to Olin and Huntsman shares?

Share-related details will be communicated through official transaction materials and required filings.

Q: How does shareholder approval work?

The transaction remains subject to shareholder, regulatory and other customary approvals.

BUSINESS-SPECIFIC QUESTIONS

Q: What does the merger mean for Winchester?

Winchester will continue to operate as a key business within the combined company.

Q: How could the merger affect chlor-alkali, epoxy, global footprint and operations?

The merger is expected to strengthen capabilities across businesses. Specific operational decisions will be evaluated during integration planning.

Q: What happens to Blue Cube entities?

No changes are planned. If there are any future legal entity changes, they will be communicated as part of integration planning.

COMMUNICATION & TRANSPARENCY

Q: Can I speak to others outside of the company about the transaction?

You’re welcome to talk with friends and family in general terms, using good judgment. Do not share confidential, non-public, or internal-only information about the transaction. That includes details that have not been publicly announced, as well as internal discussions, materials, or plans. If you’re contacted by media, investors, analysts, customers, suppliers, or others asking for comment, do not respond on behalf of the company and instead direct them to our media relations email: CorporateMedia.Queries@Olin.com. When in doubt, it’s best to pause and ask before sharing.

Q. Where can I learn more about the process?

The Merger Info section of MyOlin is your first resource for information. We’ll post regular updates via MyOlin announcements to ensure information is shared when it becomes available.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March  20, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026, June  3, 2026 and June 18, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June  3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.